================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  ------------

                           Sun-Times Media Group, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                            Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    86688Q100
                      (CUSIP Number of Class of Securities)

                                Robert T. Needham
                             K Capital Partners, LLC
                                  75 Park Plaza
                                Boston, MA 02116
                                 (617) 646-7728

            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                  ------------

                                 August 29, 2007
             (Date of Event which required Filing of this Statement)

                                  ------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 (b)for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

CUSIP No. 86688Q100

--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             K Capital Structure Arbitrage Offshore, L.P.
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [___]
                  (b) [___]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS
             WC
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [___]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION
             Cayman Islands
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
 NUMBER OF SHARES            5,663,517 shares
                        --------------------------------------------------------
   BENEFICIALLY         8.   SHARED VOTING POWER
                             0
  OWNED BY EACH         --------------------------------------------------------
                        9.   SOLE DISPOSITIVE POWER
 REPORTING PERSON            5,663,517 shares
                        --------------------------------------------------------
       WITH             10.  SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,663,517 shares
--------------------------------------------------------------------------------
    12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [___]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             8.7%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON: PN
--------------------------------------------------------------------------------

CUSIP No. 86688Q100

--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             K Capital Offshore Master Fund (U.S. Dollar), L.P.
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [___]
                  (b) [___]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS
             WC
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [___]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION
             Cayman Islands
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
 NUMBER OF SHARES            654,493 shares
                        --------------------------------------------------------
   BENEFICIALLY         8.   SHARED VOTING POWER
                             0
  OWNED BY EACH         --------------------------------------------------------
                        9.   SOLE DISPOSITIVE POWER
 REPORTING PERSON            654,493 shares
                        --------------------------------------------------------
       WITH             10.  SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 654,493 shares
--------------------------------------------------------------------------------
    12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [___]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             1.0%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON: PN
--------------------------------------------------------------------------------

CUSIP No. 86688Q100

--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             K Capital CIP, L.P.
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [___]
                  (b) [___]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS
             WC
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [___]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION
             British Virgin Islands
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
 NUMBER OF SHARES            108,400 shares
                        --------------------------------------------------------
   BENEFICIALLY         8.   SHARED VOTING POWER
                             0
  OWNED BY EACH         --------------------------------------------------------
                        9.   SOLE DISPOSITIVE POWER
 REPORTING PERSON            108,400 shares
                        --------------------------------------------------------
       WITH             10.  SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,400 shares
--------------------------------------------------------------------------------
    12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [___]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0.2%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON: PN
--------------------------------------------------------------------------------

CUSIP No. 86688Q100

--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             K Capital Management, LLC
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [___]
                  (b) [___]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS
             AF
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [___]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION
             Massachusetts
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
 NUMBER OF SHARES            6,426,410 shares
                        --------------------------------------------------------
   BENEFICIALLY         8.   SHARED VOTING POWER
                             0
  OWNED BY EACH         --------------------------------------------------------
                        9.   SOLE DISPOSITIVE POWER
 REPORTING PERSON            6,426,410 shares
                        --------------------------------------------------------
       WITH             10.  SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,426,410 shares
--------------------------------------------------------------------------------
    12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [___]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             9.9%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON: IA/OO
--------------------------------------------------------------------------------

CUSIP No. 86688Q100

--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             K Capital Partners, LLC
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [___]
                  (b) [___]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS
             AF
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [___]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
 NUMBER OF SHARES            6,426,410 shares
                        --------------------------------------------------------
   BENEFICIALLY         8.   SHARED VOTING POWER
                             0
  OWNED BY EACH         --------------------------------------------------------
                        9.   SOLE DISPOSITIVE POWER
 REPORTING PERSON            6,426,410 shares
                        --------------------------------------------------------
       WITH             10.  SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,426,410 shares
--------------------------------------------------------------------------------
    12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [___]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             9.9%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON: OO
--------------------------------------------------------------------------------

CUSIP No. 86688Q100

--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Harwich Capital Partners, LLC
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [___]
                  (b) [___]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS
             AF
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [___]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
 NUMBER OF SHARES            6,426,410 shares
                        --------------------------------------------------------
   BENEFICIALLY         8.   SHARED VOTING POWER
                             0
  OWNED BY EACH         --------------------------------------------------------
                        9.   SOLE DISPOSITIVE POWER
 REPORTING PERSON            6,426,410 shares
                        --------------------------------------------------------
       WITH             10.  SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,426,410 shares
--------------------------------------------------------------------------------
    12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [___]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             9.9%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON: OO
--------------------------------------------------------------------------------

CUSIP No. 86688Q100

--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Abner Kurtin
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [___]
                  (b) [___]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS
             AF
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [___]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S. Citizen
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
 NUMBER OF SHARES            6,426,410 shares
                        --------------------------------------------------------
   BENEFICIALLY         8.   SHARED VOTING POWER
                             0
  OWNED BY EACH         --------------------------------------------------------
                        9.   SOLE DISPOSITIVE POWER
 REPORTING PERSON            6,426,410 shares
                        --------------------------------------------------------
       WITH             10.  SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,426,410 shares
--------------------------------------------------------------------------------
    12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [___]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             9.9%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON: IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

      This statement relates to the Class A Common Stock, $0.01 par value per share (the "Common Stock"), of Sun-Times Media Group, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of Sun-Times is 350 North Orleans Street, 10-S, Chicago, Illinois.

ITEM 2.  IDENTITY AND BACKGROUND

      This statement is filed by K Capital Structure Arbitrage Offshore, L.P., K Capital Offshore Master Fund (U.S. Dollar), L.P., K Capital CIP, L.P., K Capital Management, LLC, K Capital Partners, LLC, Harwich Capital Partners, LLC and Abner Kurtin (collectively, the "Reporting Persons").

      Each of K Capital Structure Arbitrage Offshore, L.P. ("SAO") and K Capital Offshore Master Fund (U.S. Dollar), L.P. ("Offshore") is a limited partnership organized in the Cayman Islands having its registered address at the offices of Walkers SPV Limited, Walker House, P.O. Box 908GT, Mary Street, George Town, Cayman Islands. K Capital CIP, L.P. ("KCIP," and collectively with SAO and Offshore, the "Partnerships") is a limited partnership organized in the British Virgin Islands having its registered address at the offices of Walker Smiths Qwomar Complex, 4th Floor, PO Box 3170, Road Town,Tortola, British Virgin Islands.

      K Capital Management, LLC (the "Investment Manager") is a Massachusetts limited liability company and the Investment Manager of each of the Partnerships, having its principal place of business and executive offices at 75 Park Plaza, Boston, Massachusetts 02116.

      K Capital Partners, LLC (the "General Partner") is a Delaware limited liability company and the sole General Partner of each of the Partnerships, having its principal place of business and executive offices at 75 Park Plaza, Boston, Massachusetts 02116.

      Harwich Capital Partners, LLC ("Harwich") is a Delaware limited liability company and the Managing Member of the General Partner having its principal place of business at 75 Park Plaza, Boston, Massachusetts 02116.

      Abner Kurtin is the Managing Member of Harwich, having his principal business address c/o K Capital Partners, LLC, 75 Park Plaza, Boston, Massachusetts 02116. Mr. Kurtin is a United States citizen.

      The principal business of each Reporting Person is to administer, promote, manage and advise private investment pools and any business related thereto or useful in connection therewith.

      During the past five years or since their inception, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and are not, as a result of any such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE OF FUNDS OR OTHER CONSIDERATION

      The shares of Common Stock covered by this statement were purchased in the ordinary course of business by the Partnerships for an aggregate purchase price of $39,643,079.84. The source of funds for the purchases was assets of the Partnerships available for investment.

ITEM 4.  PURPOSE OF TRANSACTION

      The Reporting Persons acquired the Common Stock in the ordinary course of business because they believed such securities represented an attractive investment. The Reporting Persons previously filed a Schedule 13G on October 12, 2006, as amended by Amendment No. 1 filed on February 14, 2007. However, the Reporting Persons currently believe that the Company is trading at a significant discount to its intrinsic value and that immediate action must be taken to preserve shareholder value due to the Company's recent operational deterioration. Consequently, the Reporting Persons may be deemed to hold the Common Stock with a purpose or effect of changing or influencing control of the Company, or in connection with or as a participant in any transaction having that purpose or effect. Accordingly, the Reporting Persons are filing this Schedule 13D with respect to their investment in the Company.

      While the Reporting Persons are supportive of management's current operational plan over the short-term, the Reporting Persons believe management's plan must be implemented concurrently with a strategic review and sale of the Company. Specifically, the Reporting Persons recommend the following actions to be taken IMMEDIATELY:

      o The Company should hire a strategic advisor and put the Company up for sale.

      o Raymond Seitz should step down as Chairman of the Board. While the Reporting Persons have great respect for Mr. Seitz as an individual, his personal travel schedule and other interests do not allow him to provide present and active leadership.

      o Gordon Paris should step down as a member of the Board. Mr. Paris was CEO of the Company during its deterioration and during its costly decision to invest in Canadian commercial paper; given these facts, there is no justification for allowing Mr. Paris to remain on the Board.

      o The Company should appoint two institutional shareholders to the Board, so that the Board has greater shareholder representation. The current Board has minimal ownership, as has been evident in its decisions and actions.

      o The Company should execute a share buyback with the remaining unused capacity under the existing buyback program, which the Reporting Persons believe to be in excess of twenty million dollars. The Reporting Persons believe a twenty million dollar buyback is very conservative and prudent given the Company's potential financial liabilities and operational requirements.

      The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur in connection with any of the proposals discussed above. The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company's financial position and strategic direction, the Company's response to the actions suggested by the Reporting Persons, price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, but not limited to, purchasing additional Common Stock or other securities of the Company or selling some or all of their Common Stock, communicating with the Company or other investors or conducting a proxy solicitation with respect to the election of directors of the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

   (a) As of the date hereof, the Reporting Persons have the following interests in the Common Stock of the Company, based on the Company's disclosure in its Form 10-Q filed on August 9, 2007, that as of July 31, 2007, the Company had 65,263,369 shares of Common Stock outstanding:

         (i) K Capital Structure Arbitrage Offshore, L.P. beneficially owns 5,663,517 shares, or 8.7%, of the Company's outstanding Common Stock.

         (ii) K Capital Offshore Master Fund (U.S. Dollar), L.P. beneficially owns 654,493 shares, or 1.0%, of the Company's outstanding Common Stock.

         (iii) K Capital CIP, L.P. beneficially owns 108,400 shares, or 0.2%, of the Company's outstanding Common Stock.

         (iv) K Capital Management, LLC, as Investment Manager of the Partnerships, may be deemed to beneficially own 6,426,410 shares, or 9.9% of the Company's Common Stock.

         (v) K Capital Partners, LLC, as sole General Partner of the Partnerships, may be deemed to beneficially own 6,426,410 shares, or 9.9% of the Company's Common Stock.

         (vi) Harwich Capital Partners, LLC, as Managing Member of the General Partner, may be deemed to beneficially own 6,426,410 shares, or 9.9% of the Company's Common Stock.

         (vii) Abner Kurtin, the Managing Member of Harwich, may be deemed to beneficially own 6,426,410 shares, or 9.9% of the Company's Common Stock.

         Each of the Investment Manager, the General Partner, Harwich and Mr. Kurtin disclaims beneficial ownership of the shares of Common Stock owned by the Partnerships.

   (b)   See Items 7 through 10 of the cover page for each Reporting Person.

   (c) The reported shares of Common Stock reflect amounts as of August 29, 2007. There have been no transactions in the shares of Common Stock beneficially owned by the Reporting Persons during the past 60 days.

   (d) No person other than each respective owner of Common Stock referred to in this statement is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

   (e)   Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      In addition to beneficially holding the Common Stock, the Partnerships are parties to the following equity swap arrangements:

      SAO has entered into equity swap agreements with certain securities brokers under which such brokers agreed to pay SAO an amount equal to any increase at maturity or termination, and SAO agreed to pay such brokers an amount equal to any decrease at maturity or termination, in the official market price of 7,300,082 shares of the Common Stock above or below an initial reference price per share. The brokers will pay to SAO an amount equal to any dividends paid on the shares during the term of the equity swap agreement. All balances will be cash-settled, and neither party acquires any voting or similar rights, or dispositive power over the shares.

      Offshore has entered into equity swap agreements with certain securities brokers under which such brokers agreed to pay Offshore an amount equal to any increase at maturity or termination, and Offshore agreed to pay such brokers an amount equal to any decrease at maturity or termination, in the official market price of 262,720 shares of the Common Stock above or below an initial reference price per share. The brokers will pay to Offshore an amount equal to any dividends paid on the shares during the term of the equity swap agreement. All balances will be cash-settled, and neither party acquires any voting or similar rights, or dispositive power over the shares

      Except as described in Item 4 above and in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Issuer other than the governing documents of the Partnerships.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

   Exhibit A      Agreement regarding Joint Filing of Schedule 13D

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2007

                           K CAPITAL MANAGEMENT, LLC

                           By:  /s/ Robert T. Needham
                               --------------------------------
                               By: Robert T. Needham
                               Its: Chief Administrative Officer

                           K CAPITAL PARTNERS, LLC

                           By:  /s/ Robert T. Needham
                               --------------------------------
                               By: Harwich Capital Partners, LLC
                               Its: Managing Member
                               By: Robert T. Needham
                               Its: Chief Administrative Officer

                           HARWICH CAPITAL PARTNERS, LLC

                           By:  /s/ Robert T. Needham
                               --------------------------------
                               By: Robert T. Needham
                               Its: Chief Administrative Officer

                           K CAPITAL OFFSHORE MASTER FUND (U.S. DOLLAR), L.P.

                           By:  /s/ Robert T. Needham
                               --------------------------------
                               By: K Capital Partners, LLC, General Partner
                               By: Harwich Capital Partners LLC
                               Its: Managing Member
                               By: Robert T. Needham
                               Its: Chief Administrative Officer

                           K CAPITAL STRUCTURE ARBITRAGE OFFSHORE, L.P.

                           By:  /s/ Robert T. Needham
                               --------------------------------
                               By: K Capital Partners, LLC, General Partner
                               By: Harwich Capital Partners LLC
                               Its: Managing Member
                               By: Robert T. Needham
                               Its: Chief Administrative Officer

                           K CAPITAL CIP, L.P.

                           By:  /s/ Robert T. Needham
                               --------------------------------
                               By: K Capital Partners, LLC, General Partner
                               By: Harwich Capital Partners LLC
                               Its: Managing Member
                               By: Robert T. Needham
                               Its: Chief Administrative Officer

                           ABNER KURTIN

                           By:  /s/ Abner Kurtin
                               --------------------------------

                                                                       EXHIBIT A

                       SCHEDULE 13D JOINT FILING AGREEMENT

      The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

      (i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

      (ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

      This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

                           K CAPITAL MANAGEMENT, LLC

                           By:  /s/ Robert T. Needham
                               --------------------------------
                               By: Robert T. Needham
                               Its: Chief Administrative Officer

                           K CAPITAL PARTNERS, LLC

                           By:  /s/ Robert T. Needham
                               --------------------------------
                               By: Harwich Capital Partners, LLC
                               Its: Managing Member
                               By: Robert T. Needham
                               Its: Chief Administrative Officer

                           HARWICH CAPITAL PARTNERS, LLC

                           By:  /s/ Robert T. Needham
                               --------------------------------
                               By: Robert T. Needham
                               Its: Chief Administrative Officer

                           K CAPITAL OFFSHORE MASTER FUND (U.S. DOLLAR), L.P.

                           By:  /s/ Robert T. Needham
                               --------------------------------
                               By: K Capital Partners, LLC, General Partner
                               By: Harwich Capital Partners LLC
                               Its: Managing Member
                               By: Robert T. Needham
                               Its: Chief Administrative Officer

                           K CAPITAL STRUCTURE ARBITRAGE OFFSHORE, L.P.

                           By:  /s/ Robert T. Needham
                               --------------------------------
                               By: K Capital Partners, LLC, General Partner
                               By: Harwich Capital Partners LLC
                               Its: Managing Member
                               By: Robert T. Needham
                               Its: Chief Administrative Officer

                           K CAPITAL CIP, L.P.

                           By:  /s/ Robert T. Needham
                               --------------------------------
                               By: K Capital Partners, LLC, General Partner
                               By: Harwich Capital Partners LLC
                               Its: Managing Member
                               By: Robert T. Needham
                               Its: Chief Administrative Officer

                           ABNER KURTIN

                           By:  /s/ Abner Kurtin
                               --------------------------------